Exhibit 25

Consent of Adam Coulson

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of reference to my name in connection with, and to the use of information derived from, the technical report "NI 43-101 Technical Report Feasibility Study of the Rainy River Project, Ontario, Canada”, dated February 14, 2014, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2014, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 27th day of March, 2015

/s/ Adam Coulson
Name:	Adam Coulson, Ph.D., P.Eng.
Title:	Rock Engineering Group Manager Senior Associate Rock Mechanics Engineer Amee Foster Wheeler Environment & Infrastructure, a Division of Amee Foster Wheeler Americas Limited.